CONSENT OF INDEPENDENT ACCOUNTANT

To the Management of TRACCOM INC.

We hereby consent to the inclusion in the Offering Circular filed under Regulation A on Form 1-A of our report dated April 11, 2022, with respect to the Balance Sheets of TRACCOM INC. as of December 31, 2021, and 2020, and the related Statements of Operations, Statements of Cashflows, and Statements of Shareholders Equity for the years then ended, and the related notes to the financial statements.

The above referenced report is a result of our independent audit performed for the years ended December 31, 2021, and December 31, 2020 in which we were independent during the referenced periods. We also consent to the reference to our firm under the caption “Experts”.

/s/ Omar Alnuaimi, CPA

Naperville, IL

June 14, 2022